EX-FILING FEES

Calculation of Filing Fee Tables

424(b)(2)
(Form Type)

Ford Motor Credit Company LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Fees to Be Paid	Debt	5.918% Notes due March 20, 2028	457(r)	$1,000,000,000	100.000%	$1,000,000,000	$153.10 per $1,000,000	$153,100.00
Fees to Be Paid	Debt	Floating Rate Notes due March 20, 2028	457(r)	$350,000,000	100.000%	$350,000,000	$153.10 per $1,000,000	$53,585.00
Fees to Be Paid	Debt	6.532% Notes due March 19, 2032	457(r)	$750,000,000	100.000%	$750,000,000	$153.10 per $1,000,000	$114,825.00
	Total Offering Amounts					$2,100,000,000		$321,510.00
	Total Fees Previously Paid							-
	Total Fee Offsets							-
	Net Fee Due							$321,510.00

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